United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 033-70572

Eye Care Centers of America, Inc.
(Exact name of registrant as specified in its charter)
11103 West Avenue, San Antonio, Texas, 78213, (210) 340-3531
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
9 1/8 % Senior Subordinated Notes due 2008
Floating Interest Rate Subordinated Term Securities due 2008
(Title of each class of securities covered by this Form)
N/A
Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6

        Approximate number of holders of record as of the certification or notice date: 18

        Pursuant to the requirements of the Securities Exchange Act of 1934 Eye Care Centers of America Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2005	By:	/s/ Douglas C. Shepard
	Name:	Douglas C. Shepard
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer